4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE COMPLETES US$3.85 MILLION
PRIVATE PLACEMENT

WINNIPEG, Manitoba - (August 22, 2005) Medicure Inc. (TSX:MPH; Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce that it has completed a private placement, raising gross proceeds of approximately US$3.85 million (Cdn$4.7 million). The offering resulted in the issuance to investors of 5,205,500 common shares and warrants to purchase an additional 2,602,750 common shares. The purchase price of the common shares is US$0.74 (Cdn$0.90) per share, and the warrants are exercisable for a period of five years at an exercise price of US$0.97 (Cdn$1.18) per share. If the volume weighted average trading price calculated over 20 consecutive trading days of the common shares on the Toronto Stock Exchange exceeds 250% of the exercise price, the Company has the right to require holders to exercise the warrants. Participants in the private placement were predominantly institutional investors, led by Satellite Asset Management, L.P. Needham & Company acted as placement agent for the offering.

"This financing expands our institutional investor base in the U.S. and Europe in advance of the anticipated results from the Phase II trials for our lead products, MC-1 and MC-4232. The capital raised through this financing provides us with the necessary resources to prepare for Phase III clinical trials," stated Medicure's President and CEO, Albert D. Friesen, PhD.

The securities offered were not registered under the Securities Act of 1933, as amended (the "Securities Act"), but were sold either to institutional accredited investors on a private-placement basis pursuant to the exemption from registration contained in Regulation D under the Securities Act or to persons other than U.S. persons pursuant to the exemption from registration contained in Regulation S under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
  Two positive Phase II trials completed
  Unique products addressing major markets not adequately served by existing drugs
  Second combination product, MC-4262 is entering development stage
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com